

Mail Stop 3561

April 4, 2018

Via E-mail
Campbell J. Jones
President and Chief Executive Officer
Unimin Corporation
258 Elm Street
New Canaan, Connecticut 06840

> **Re: Unimin Corporation**
> **Draft Registration Statement on Form S-4**
> **Submitted March 22, 2018**
> **CIK No. 0001722287**

Dear Mr. Jones:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2018 letter.

Unaudited Pro Forma Combined Financial Statements
Unaudited Pro Forma Combined Balance Sheet, page 105
Unaudited Pro Forma Combined Statement of Operations, page 106

1.   Please revise your pro forma balance sheet and statement of operations to present a pro forma subtotal column that gives effect to all pro forma adjustments related to the HPQ Carveout, the Unimin common stock split, the $531.2 million cash distribution to Sibelco and any Unimin transactions occurring prior to the merger. To the right of this subtotal column, present Fairmount's historical column and the pro forma adjustments directly related to the merger. Refer to Instructions 3 and 6 to Rule 11-02(b) of Regulation S-X.

2.   Please disclose your basis for excluding a pro forma tax adjustment related to the HPQ Carveout from your pro forma statement of operations.

3.   Please revise your cost of goods sold references here and elsewhere in the filing, such as page 45, to state that they exclude depreciation, depletion and amortization. Refer to SAB Topic 11:B.

Note 3: Preliminary Consideration, page 109

4.   Please disclose why the extinguishment of Fairmount Santrol historical debt obligations has been included in your preliminary consideration computation. Also, clarify why the $170 million in cash consideration to be paid to Fairmount Santrol stockholders has been excluded.

Note 5: Pro Forma Adjustments
Adjustment M, page 111

5.   Please disclose the amount of this adjustment.

Adjustment N, page 111

6.   Please revise your disclosures to clarify where the reclassification of accrued income and real estate taxes of $5.6 million to current tax liabilities is reflected on page 105 as a pro forma adjustment.

Adjustment O, page 111

7.   We note your response to prior comment 9. Please also revise your disclosures on page 320 to clearly state the specific interest rate terms on each of the Post-Merger loans. In doing so, also disclose how adjusted LIBOR and the adjusted base rate are computed, when each is used, and the amount of the spread in each scenario that the spread changes.

The Merger (Proposal 1), page 122

8.   Please revise your disclosures of Unimin's historical and pro forma share information throughout the filing to disclose the exchange ratio assumed for the Unimin common stock split and clarify whether it will occur prior to effectiveness of the Form S-4. If this stock split will occur prior to effectiveness, also give it retrospective effect in the filing. Refer to SAB Topic 4:C.

Material United States Federal Income Tax Consequences of the Transaction, page 183

9.   We note your response to prior comment 12. As you have provided short-form tax
        opinions, please revise this section to state that the tax consequences is the opinion of
        Freshfields and Jones Day. Also clearly identify the opinion being rendered. For
        guidance, please see Section III.B.2 of Staff Legal Bulletin No. 19 (CF).

Unimin's Reserves page 265

10.   We note your response to prior comment 18. As supplemental information and not as
        part of your filing please forward the information that establishes the economic viability
        of your reserves. This may include your cash flow analysis for these properties,
        annualized sales revenue per ton and plant cost per ton sold, or other information that
        demonstrates reserve economics. You may ask to have this information returned by
        making a written request at the time it is furnished, as provided in Rule 418(b) of
        Regulation C.

11.   We note your response to prior comment 16. Please disclose the average price
        assumptions used to determine the economic viability of the materials designated as
        mineral reserves.

Where you can find additional information, page 385

12.   We note that you are incorporating by reference the Form 10-K filed by Fairmount
        Santrol on March 13, 2018 and that the form omits Part III information. Please note that
        the Part III information should be provided for the fiscal year ended December 31, 2017
        before requesting acceleration of your Form S-4.

Exhibits 8.1 and 8.2

13.   We note your response to prior comment 12. We note the disclosure that the merger is
        conditioned upon the receipt of an opinion from Jones Day, counsel to Fairmount Santrol,
        or another independent tax advisor of national reputation to the effect that the mergers,
        taken together as an integrated transaction, will qualify as a "reorganization" within the
        meaning of Section 368(a) of the Code; however, the draft opinion provided by Jones
        Day merely confirms that "that the description set forth under the caption "Material
        United States Federal Income Tax Consequences of the Transaction" in the Registration
        Statement correctly describes, as of the date hereof, the material aspects of the U.S.
        federal income tax treatment of the Mergers and holders of common stock of Fairmount
        Santrol that exchange their shares of such common stock for Merger Consideration." The
        tax opinion should address clearly whether the merger will qualify as a reorganization
        within the meaning of section 368(a) and state that the disclosure in the tax consequences
        section of the prospectus is the opinion of the named counsel. Please revise. For
        guidance, please see Section III.B.2 of Staff Legal Bulletin No. 19 (CF).

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Michael A. Levitt, Esq.
        Freshfields Bruckhaus Deringer US LLP